

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

Via E-mail
Richard B. Yates
Chief Legal Officer
Manning & Napier, Inc.
290 Woodcliff Drive
Fairport, NY 14450

> **Re: Manning & Napier, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed September 26, 2011**
> **File No. 333-175309**

Dear Mr. Yates:

We have reviewed your registration statement and have the following comments.

General

1. Please continue to monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

2. Please provide a currently dated, signed auditor's consent with your next amendment.

3. We note your response to comments two and 14 in our letter dated September 2, 2011. As previously requested, please describe the material terms of your agreements with Manning & Napier Group, LLC and M&N Group Holdings, LLC (or any of its members) pursuant to which you will acquire from each Class A units of Manning & Napier Group, LLC, and indicate when these agreements will be executed. We note your description of the Manning & Napier Group LLC Agreement and your reference to the terms "capital contribution" and "permitted transfer," but your disclosure should describe the actual terms of the contemplated contribution or transfer, including, for example, the price that you have agreed to pay Manning & Napier Group, LLC and M&N Group Holdings, LLC for each Class A unit of Manning & Napier Group, LLC. Please also clarify the significance to investors of the terms "capital contribution" and "permitted transfer." Further, please file the agreements referenced above as material contracts exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Summary Selected Historical and Pro Forma Combined Consolidated Financial Data, page 13

4. We note your response to comment seven in our letter dated October 4, 2011. We continue to note that you intend to present "economic net income per share" on page 15. We remain unable to locate your proposed reconciliation of this measure. We would expect to see a reconciliation to net income per share, for the per share effects of each adjusting item to arrive at economic net income per share. Please provide the requested reconciliation in your next amendment or remove economic net income per share from your disclosure.

Certain Relationships and Related Party Transactions, page 124

5. We reissue comment 13 in our letter dated September 2, 2011. Please describe the terms of your arrangement with Mr. Manning pursuant to which you will no longer be obligated to upon his death redeem his interests and pay a formula-driven amount to his estate. We note your response that you "will no longer have any such obligation following the reorganization transactions as [the governing] shareholders' agreements will be amended such that there is no longer any such obligation." At a minimum, however, you should describe the consideration that Mr. Manning received in exchange for his consent to amend the shareholders' agreement and to the resultant termination of your redemption obligation.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Irwin A. Kishner, Esq.
       Herrick, Feinstein LLP (via E-mail)